UNITED  STATES
                  SECURITIES  AND  EXCHANGE  COMMISSION
                    WASHINGTON,  D.C.  20549

                            FORM  12B-25

                    NOTIFICATION  OF  LATE  FILING


[]  Form  10-KSB  []  Form  20-F  []  Form  11-K  [X]  Form  10-QSB []Form N-SAR

For  the  Period  Ended:  June  30,  2003

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART  I  -  REGISTRANT  INFORMATION

Full  Name  of  Registrant:                  Network Installations Corporation

Former  Name  if  Applicable:                Flexxtech  Corporation

Address  of  Principal  Executive  Office:   18  Technology  Dr.  Suite  140  A

City,  State,  and  Zip  Code:               Irvine,  CA  92168


PART  II  -  RULES  12B-25(b)  AND  (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed. (Check box if appropriate)

[X]     (a)  The reasons described in reasonable detail in Part III of this Form could  not  be  without  unreasonable  effort  or  expense;

[X]     (b)  The  subject  annual  or transition report on Form 10-K, Form 20-F,
Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or the transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]     (c)  the  accountant's statement or other exhibit required by Rule 12b-
25(c)  has  been  attached  if  applicable.

PART  III  -  NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly report on Form 10-Q SB for the period ending June 30, 2003 within the prescribed time period because the Registrant is in the process of compiling its records for the quarter.

PART  IV  -  OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

              Michael  Cummings
              949-753-7551

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed. If the answer is no, identify the report(s): [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof Yes [] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. N/A

                   Network  Installations  Corporation
                 ---------------------------------------
            (Name  of  Registrant  as  specified  in  charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                       /s/  Michael  Cummings
Date:  August  14,  2003               ------------------------
                                   By: Michael Cummings, Chief Executive Officer